UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                  7 ELEVEN INC.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   817826-20-9
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                                 (CUSIP Number)

                                 David T. Fenton
                   Vice President & Assistant General Counsel
                                  7 Eleven Inc.
                             2711 N. Haskell Avenue
                                Dallas, TX 75204
                                 (214) 828-7011
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                Andrew B. Janszky
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                February 28, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  817826-20-9                               Page 2 of 9 Pages
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      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Seven-Eleven Japan Co., Ltd.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)
                (a)
                (b) X
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS (See Instructions)

                WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Japan
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                             7      SOLE VOTING POWER

                                    6,501,685
            NUMBER OF     ------------------------------------------------------
             SHARES
          BENEFICIALLY       8      SHARED VOTING POWER
            OWNED BY      ------------------------------------------------------
              EACH
           REPORTING         9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                  6,501,685
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,501,685
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                [  ]
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.7%
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      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
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                                       1

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Shares"), of 7 Eleven Inc., a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at 2711 N. Haskell Avenue, Dallas, TX 75204.

Item 2.  Identity and Background.

(a) This Statement is being filed by Seven-Eleven Japan Co., Ltd. ("SEJ"), a corporation organized and existing under the laws of Japan.

(b) SEJ's principal office is located at 8-8, Nibancho, Chiyoda-Ku, Tokyo 102-8455, Japan. Set forth on Annex A to this Statement, and incorporated herein by reference is a list of the names of the principal executive officers of SEJ.

(c) SEJ's principal business activity is the operation of retail convenience stores in Japan, China and the State of Hawaii. SEJ is the largest area licensee of the Issuer with over 10,000 convenience stores in Japan. SEJ is Japan's leading convenience store operator accounting for 21.7% of all convenience stores and 31.5% of total store sales. In addition, SEJ owns Seven-Eleven (Hawaii), Inc., which, as of December 31, 2004, operated an additional 53 7-ELEVEN(R) stores in Hawaii under a separate area license agreement with the Issuer covering that state. SEJ has recently commenced operations in China with the opening of its first store in Beijing in April 2004 through its affiliate company Seven-Eleven (Beijing) Co. Ltd.

(d) During the last five years, SEJ has not been convicted in a criminal proceeding.

(e) During the last five years, SEJ has not been a party to any civil proceeding before any competent court or administrative body nor been subjected to any judgment for violations of federal or state securities laws nor has been prohibited from any securities related activities.

(f)      SEJ is duly incorporated in Japan.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 28, 2005, Ito Yokado Co., Ltd. ("IY"), SEJ's parent company, sold 3,315,859 Shares to SEJ for good and valuable consideration in the amount of Japanese Yen equivalent to $79,613,774. SEJ used its own corporate funds to purchase the Shares and in no way either borrowed or obtained such funds for the sole purpose of acquiring the Shares.

Item 4.  Purpose of Transaction.

         The purchase of the Shares by SEJ is part of a corporate reform plan of IY, whereby management of convenience store operations will be centralized with SEJ in order to strengthen the global competitiveness of the 7-ELEVEN(R) store chain. Notwithstanding anything contained herein, SEJ specifically reserves the right to change its intention with respect

                                       2

to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), SEJ currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to SEJ; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, SEJ has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of SEJ to Sections (11) through (13) of the cover page of this Statement are incorporated herein by reference. SEJ is the beneficial owner of 6,501,685 Shares of the Issuer, with sole voting power and sole dispositive power related thereto. The Shares owned by SEJ represent 5.7% of the issued and outstanding shares of the Issuer.

         On November 22, 1995, the Southland Corporation, the former name of the Issuer, issued Quarterly Income Debt Security due 2010 (the "QUIDS") in the aggregate amount of $300,000,000 which were convertible for common shares of the Issuer. IY received QUIDS in a face amount equal to $153,000,000 and SEJ received QUIDS in a face amount of $147,000,000.

         On February 28, 2005, SEJ purchased the QUIDS owned by IY for good and valuable consideration in the Japanese Yen equivalent of $176,603,514. As a result of such purchase, SEJ currently owns QUIDS convertible into a maximum of 14,422,383 shares of the Issuers common stock. The QUIDS are convertible at any time upon thirty (30) days' prior written notice to the Issuer until final maturity thereof on November 22, 2010.

         Except as disclosed in this Item 5(a), SEJ does not beneficially own any other Shares or has the right to acquire any additional Shares.

(b) SEJ has the sole power to vote 6,501,685 Shares and the sole power to dispose of such Shares.

(c) Except as disclosed in this Statement, SEJ has not carried out any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less.

(d) To the best knowledge of SEJ, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by SEJ.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between SEJ and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

         Not applicable.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2005

                                           SEVEN-ELEVEN JAPAN CO., LTD.


                                           By :         /s/ David T. Fenton
                                                --------------------------------
                                                Name:  David T. Fenton
                                                Title: Attorney in Fact

                                     ANNEX A

The following is a list of the directors and executive officers of Seven-Eleven Japan Co., Ltd. To the best knowledge of Seven-Eleven Japan Co., Ltd., each person is a citizen of Japan.

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     Name                     Office
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     Toshifumi Suzuki         Chairman and Chief Executive Officer
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     Masaaki Kamata           Vice Chairman
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     Toshiro Yamaguchi        President and Chief Operating Officer
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     Tadahiko Ujiie           Senior Managing Director/Senior Executive Officer
     ---------------------------------------------------------------------------
     Noritomo Banzai          Senior Managing Director/Senior Executive Officer
     ---------------------------------------------------------------------------
     Katsuhiro Ito            Senior Managing Director/Senior Executive Officer
     ---------------------------------------------------------------------------
     Masaaki Yamamoto         Managing Director/Managing Executive Officer
     ---------------------------------------------------------------------------
     Kazuki Furuya            Managing Director/Managing Executive Officer
     ---------------------------------------------------------------------------
     Kiyomitsu Fukuda         Director
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     Tim Ashida               Director
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     Tsumie Yamaguchi         Director/Executive Officer
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     Masao Eguchi             Director/Executive Officer
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     Yoh Mitani               Director/Executive Officer
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     Ryuichi Isaka            Director/Executive Officer
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     Junro Ito                Director/Executive Officer
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     Tomio Nishikawa          Director/Executive Officer
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     Katsuhisa Konuki         Director/Executive Officer
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     Toshiyuki Nagase         Director/Executive Officer
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     Akira Fukuoka            Director/Executive Officer
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     Kazuhisa Sato            Executive Officer
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
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     Masayuki Sato            Executive Officer
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     Kazuo Togasa             Executive Officer
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     Fumihiko Nagamatsu       Executive Officer
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